AEP ENERGY SERVICES, INC.
	QUARTERLY REPORT PER REQUIREMENTS OF
	HOLDING COMPANY ACT RELEASE NO. 35-27062
	FOR THE QUARTER ENDED JUNE 30, 2000


AEP Energy Services, Inc. did not form any new Canadian subsidiaries during the quarter ended June 30, 2000.

The other information required to be reported under HCAR No. 35-27062 is included in the Form U9C3 report of AEP Energy Services, Inc. for the quarter ended June 30, 2000.